

October 18, 2012

Via E-mail
Mr. Loren M. Starr
Senior Managing Director and Chief Financial Officer
Invesco Ltd.
1555 Peachtree Street, N.E.
Suite 1800
Atlanta, GA 30309

>   **RE: Invesco Ltd.**
>   **Form 10-K for the Year Ended December 31, 2011**
>   **Filed February 24, 2012**
>   **Form 10-Q for the Quarter Ended June 30, 2012**
>   **Filed August 1, 2012**
>   **Response Letters dated September 28, 2012, October 4, 2012 and**
>   **October 10, 2012**
>   **File No. 1-13908**

Dear Mr. Starr:

We have reviewed your response letters dated September 28, 2012, October 4, 2012 and October 10, 2012 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

Item 8 – Financial Statements and Supplementary Data, page 79

General

1. We have reviewed your response to prior comment four from our letter dated August 28, 2012. We do not object to your proposal to include a separate footnote presentation of related party balances instead of identifying the related party transactions on the face of the financial statements. We note that your proposed disclosure states, "Accordingly, the balances below primarily consist of transactions with affiliated funds." Please confirm that

the amounts you intend to present in the footnote are only going to be related party transaction amounts. In addition, please include your proposed disclosure in the December 31, 2011 Form 10-K/A and June 30, 2012 Form 10-Q/A.

Note 21 – Guarantor Condensed Consolidated Financial Statements, page 136

2. We have reviewed your responses to prior comments nine to twelve from our letter dated August 28, 2012. We note that you are applying two presentation reclassifications, including (1) reclassification to the condensed consolidating balance sheet information due to the grossing up of intercompany balances between the Guarantors, non-Guarantors, Issuer, and Parent entities, and (2) reclassification to the condensed consolidating cash flow information due to the presentation of an intercompany dividend as an operating cash flow rather than a financing cash flow. As noted in your September 28, 2012 response letter, total assets as of December 31, 2011 of the Guarantors, Non-Guarantors and Issuer are materially misstated by 19%, 12% and 11%, respectively, while total liabilities as of December 31, 2011 of the Guarantors, Non-Guarantors and Issuer are materially misstated by 50%, 26% and 71%, respectively. In addition, based on your response to comment nine in your September 28, 2012 letter, we now understand that the transactions which comprise your long-term intercompany receivables and payables are interest-bearing and non-interest bearing lending and cash management transactions. Pursuant to ASC 830-230-55-2, intercompany loans and advances should be classified as a financing cash flow. Based on the changes evident in the December 31, 2011 and June 30, 2012 long-term intercompany receivable and payable accounts presented in Note 12 of the June 30, 2012 Form 10-Q, and the December 31, 2010 accounts reflected in your October 4, 2012 response letter, the Guarantor, Non-Guarantor, Issuer, and Parent operating cash flows are significantly misstated because the long-term intercompany loans and advances have been classified as operating activities instead of as financing activities. For example, considering the change in the long-term Guarantor intercompany receivable of $461.0 million and the change in the long-term Guarantor intercompany payable of $108.1 million, it appears that the Guarantor operating cash flows for the year ended December 31, 2011 are materially misstated by 305%. Likewise, non-Guarantor operating cash flows, Issuer operating cash flows and Parent operating cash flows for the year ended December 31, 2011 appear to be materially misstated by 19%, 149% and 51%, respectively. We have reviewed your analysis and note your conclusion that the presentation reclassifications, individually and in the aggregate, are not deemed to be material to your consolidated financial statements. We believe that these errors are quantitatively material and thus we are unable to agree with your materiality conclusion. As such, please amend your December 31, 2011 Form 10-K and June 30, 2012 Form 10-Q to correct these errors. Please correspondingly revise any related disclosures throughout the filings. In doing so, please address the following:

    • Please include the financial statement disclosures required by ASC 250-10-50-7;
    • Label the affected financial statements as "Restated". Similar labels should also be included in any future interim or annual filings where restated periods are presented;
    • Consult with your auditors to determine whether their audit opinion should include an explanatory paragraph making reference to the restatement;

- Consider the need to file an Item 4.02 Form 8-K as a result of the restatement. If you determine that an Item 4.02 Form 8-K is not necessary, please provide us with a comprehensive analysis explaining the reasons why;
- Consider what impact these errors had on your previous conclusions regarding the effectiveness of your disclosure controls and procedures and internal control over financial reporting and if your prior conclusions and disclosures should be revised as a result of these considerations;
- Ensure that you include management certifications that are currently dated and refer to the Form 10-K/A or Form 10-Q/A as applicable; and
- Please also comply with the other previously issued comments that directly impact the financial statements in the Forms 10-K/A and 10-Q/A, as applicable. In addition, ensure that you reclassify the $828.3 million of undocumented Balance Sheet accounts as noted in prior comment nine as current liabilities since the obligations are essentially payable on demand.

Form 10-Q for the Quarter Ended June 30, 2012

Condensed Consolidated Statements of Cash Flows, page 6

3. We have reviewed your response to prior comment thirteen from our letter dated August 28, 2012. We note that the presentation change made by your consolidated private equity funds-of-funds resulted in a $44.9 million negative balance reported as "returns of capital in investment consolidated investment products." It is still not clear to us how a return of capital can be a cash outflow instead of a cash inflow. Please advise, or revise the title to more accurately reflect the nature of the amount presented for this period. In addition, your response indicates that you will combine the "returns of capital in investments of consolidated investment products" and the "proceeds from the sale of investments by consolidated investment products" line items within the investing section of your cash flow statements in future filings. Please tell us why you believe the combined presentation is preferred over the separate presentation of the two line items. Refer to ASC 230-10-45-7 through 45-9.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Al Pavot, Staff Accountant, at (202) 551-3738 if you have questions regarding these comments.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief